# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ConnectM Technology Solutions, Inc., CIK 0001895249
CUSIP: 207944208
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 Mount Royal Avenue, Suite 550, Marlborough, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059960

## Reporting persons
- Ascent Partners Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 636,262; sole dispositive power 0; shared dispositive power 636,262; aggregate amount beneficially owned 636,262 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of common stock, par value $0.0001 per share, of the issuer (the "Common Stock") set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount (as defined in this footnote), the shares of Common Stock to be issued upon (a) conversions of two senior secured convertible promissory notes (the "Convertible Notes"), (with the first issued on August 31, 2026 and the second issued on September 4, 2026), held directly by the reporting person and (b) a warrant to purchase shares of Common Stock issued on August 31, 2026 (the "Warrant"). The Convertible Notes and the Warrant are all subject to a maximum 9.99% beneficial ownership limitation contained therein (the "Blocker Amount").
  
  In Row (11) the percentage is based on (i) 5,732,739 shares of Common Stock outstanding as of September 22, 2026, as reported by the issuer in Amendment 3 to Form S-1, which amendment was filed with the U.S. Securities and Exchange Commission on September 22, 2026 (the "S-1") and (ii) shares of Common Stock issuable upon partial conversions of the Convertible Notes and partial exercises of the Warrant, in each case subject to the Blocker Amount.
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 636,262; sole dispositive power 0; shared dispositive power 636,262; aggregate amount beneficially owned 636,262 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon conversions of the Convertible Notes and exercises of the Warrant. The Convertible Notes and Warrant are all limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 5,732,739 shares of Common Stock outstanding as of September 22, 2026, as reported by the issuer in its S-1 and (ii) shares of Common Stock issuable upon partial conversions of the Convertible Notes and partial exercises of the Warrant, in each case subject to the Blocker Amount.
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 636,262; sole dispositive power 0; shared dispositive power 636,262; aggregate amount beneficially owned 636,262 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon conversions of the Convertible Notes and exercises of the Warrant. The Convertible Notes and Warrant are all limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 5,732,739 shares of Common Stock outstanding as of September 22, 2026, as reported by the issuer in its S-1 and (ii) shares of Common Stock issuable upon partial conversions of the Convertible Notes and partial exercises of the Warrant, in each case subject to the Blocker Amount.
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 636,262; sole dispositive power 0; shared dispositive power 636,262; aggregate amount beneficially owned 636,262 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon conversions of the Convertible Notes and exercises of the Warrant. The Convertible Notes and Warrant are all limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 5,732,739 shares of Common Stock outstanding as of September 22, 2026, as reported by the issuer in its S-1 and (ii) shares of Common Stock issuable upon partial conversions of the Convertible Notes and partial exercises of the Warrant, in each case subject to the Blocker Amount.
- Eagle Claw Corp.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 636,262; sole dispositive power 0; shared dispositive power 636,262; aggregate amount beneficially owned 636,262 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon conversions of the Convertible Notes and exercises of the Warrant. The Convertible Notes and Warrant are all limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 5,732,739 shares of Common Stock outstanding as of September 22, 2026, as reported by the issuer in its S-1 and (ii) shares of Common Stock issuable upon partial conversions of the Convertible Notes and partial exercises of the Warrant, in each case subject to the Blocker Amount.
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 636,262; sole dispositive power 0; shared dispositive power 636,262; aggregate amount beneficially owned 636,262 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon conversions of the Convertible Notes and exercises of the Warrant. The Convertible Notes and Warrant are all limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 5,732,739 shares of Common Stock outstanding as of September 22, 2026, as reported by the issuer in its S-1 and (ii) shares of Common Stock issuable upon partial conversions of the Convertible Notes and partial exercises of the Warrant, in each case subject to the Blocker Amount.
- Mikhail Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 636,262; sole dispositive power 0; shared dispositive power 636,262; aggregate amount beneficially owned 636,262 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon conversions of the Convertible Notes and exercises of the Warrant. The Convertible Notes and Warrant are all limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 5,732,739 shares of Common Stock outstanding as of September 22, 2026, as reported by the issuer in its S-1 and (ii) shares of Common Stock issuable upon partial conversions of the Convertible Notes and partial exercises of the Warrant, in each case subject to the Blocker Amount.
- Gennadiy Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 636,262; sole dispositive power 0; shared dispositive power 636,262; aggregate amount beneficially owned 636,262 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon conversions of the Convertible Notes and exercises of the Warrant. The Convertible Notes and Warrant are all limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 5,732,739 shares of Common Stock outstanding as of September 22, 2026, as reported by the issuer in its S-1 and (ii) shares of Common Stock issuable upon partial conversions of the Convertible Notes and partial exercises of the Warrant, in each case subject to the Blocker Amount.
- Alon Brenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 636,262; sole dispositive power 0; shared dispositive power 636,262; aggregate amount beneficially owned 636,262 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon conversions of the Convertible Notes and exercises of the Warrant. The Convertible Notes and Warrant are all limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 5,732,739 shares of Common Stock outstanding as of September 22, 2026, as reported by the issuer in its S-1 and (ii) shares of Common Stock issuable upon partial conversions of the Convertible Notes and partial exercises of the Warrant, in each case subject to the Blocker Amount.

## Item 1. Issuer
Name of issuer: ConnectM Technology Solutions, Inc.
Address of issuer's principal executive offices: 2 Mount Royal Avenue, Suite 550, Marlborough, MA 01752

## Item 2. Person Filing
Name of person filing:
(i) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent");

(ii) Ascent Partners LLC, a Delaware limited liability company ("AP");

(iii) Dominion Capital LLC, a Connecticut limited liability company ("Dominion");

(iv) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP");

(v) Eagle Claw Corp., a Delaware corporation ("Eagle Claw");

(vi) Masada Group Holdings LLC, a Florida limited liability company ("Masada");

(vii) Mikhail Gurevich;

(viii) Gennadiy Gurevich; and

(ix) Alon Brenner.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit 1 to the Schedule 13G filed with the U.S. Securities and Exchange Commission (the "SEC") on September 10, 2026 (the "Initial Schedule 13G"), pursuant to which such Reporting Persons agreed to file the Initial Schedule 13G and all subsequent amendments to the Initial Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 19505 Biscayne Blvd., Suite 2350, Aventura, FL 33180
Citizenship: Each of Ascent, AP, and Dominion GP is a Delaware limited liability company. Eagle Claw Corp. is a Delaware corporation. Dominion is a Connecticut limited liability company. Masada is a Florida limited liability company. Each of Mikhail Gurevich, Gennadiy Gurevich, and Alon Brenner is a citizen of the United States.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each reporting person is set forth on rows (5) through (9) and (11) of the cover page to this Schedule 13G and is incorporated herein by reference for each such reporting person.

The ownership percentages reported are based on (i) 5,732,739 shares of Common Stock outstanding as of September 22, 2026, as reported by the issuer in its Amendment 3 to Form S-1, which amendment was filed with the SEC on September 22, 2026 and (ii) shares of Common Stock issuable upon partial conversions of the Convertible Notes and partial exercises of the Warrant, subject to a provision contained in the Convertible Notes and the Warrant limiting beneficial ownership to an aggregate maximum of 9.99% (the "Blocker Amount").

Due to the Blocker Amount limitation, Ascent is currently prohibited from (i) fully converting the Convertible Notes into shares of Common Stock or (ii) fully exercising the Warrant into shares of Common Stock. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (5) through (9) of the cover page for each reporting person gives effect to the Blocker Amount in the Convertible Notes and the Warrants. Consequently, as of September 30, 2026, each of the reporting persons are not deemed to be beneficial owners of the full amount of shares of Common Stock issuable upon conversion of the Convertible Notes or the exercise of the Warrant.

As of September 30, 2026, Ascent did not directly hold any shares. In addition, as of September 30, 2026, (i) there are 636,262 shares of Common Stock underlying the Convertible Notes and the Warrant, with such amount being the maximum issuable up to the Blocker Amount. The shares held directly by Ascent and the remaining shares issuable (up to the Blocker Amount) pursuant to the Convertible Notes and the Warrant are collectively referred to herein as the "Shares".

Gennadiy Gurevich is the President of Eagle Claw. Mikhail Gurevich is the Chief Investment Officer of Eagle Claw. In these capacities, each of Mikhail Gurevich and Gennadiy Gurevich manages Eagle Claw, Dominion GP, Dominion Capital, AP and Ascent. Eagle Claw manages Dominion GP, Dominion Capital, AP and Ascent. Dominion GP manages Dominion Capital, AP and Ascent. Dominion Capital manages AP and Ascent. Alon Brenner manages Masada, AP and Ascent. Masada manages AP and Ascent. AP manages Ascent.

Ascent has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it. Each of Mikhail Gurevich, Gennadiy Gurevich, Eagle Claw, Dominion GP, Dominion, Alon Brenner, Masada and AP may be deemed to beneficially own, and have the power to vote, the shares of Common Stock beneficially owned by Ascent and the other companies they are listed above as managing.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 636,262
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 636,262

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ascent Partners Fund LLC: /s/ Ascent Partners Fund LLC, Mikhail Gurevich, signatory for Managing Member of Managing Member (10/27/2026)
- Ascent Partners LLC: /s/ Ascent Partners LLC, Mikhail Gurevich, signatory for Managing Member (10/27/2026)
- Dominion Capital LLC: /s/ Dominion Capital LLC, Mikhail Gurevich, Chief Investment Officer of Eagle Claw Corp., Manager of Dominion Capital GP LLC, Manager of Dominion Capital LLC (10/27/2026)
- Dominion Capital GP LLC: /s/ Dominion Capital GP LLC, Mikhail Gurevich, Chief Investment Officer of Eagle Claw Corp., Manager of Dominion Capital GP LLC (10/27/2026)
- Eagle Claw Corp.: /s/ Eagle Claw Corp., Gennadiy Gurevich, President (10/27/2026)
- Masada Group Holdings LLC: /s/ Masada Group Holdings LLC, Alon Brenner, Managing Member (10/27/2026)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (10/27/2026)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (10/27/2026)
- Alon Brenner: /s/ Alon Brenner, Alon Brenner (10/27/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated September 10, 2026 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on September 10, 2026)